UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

AUGUST 7, 2009

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement
Interim financial report for the period 1 January 2009 to 30 June 2009

6 August 2009

Novo Nordisk increased operating profit by 39% in the first six months of 2009
Raises outlook for underlying operating profit growth for the full year

•	Sales increased by 17% in Danish kroner and by 11% in local currencies.
	o	Sales of modern insulins increased by 31% (25% in local currencies).
	o	Sales of NovoSeven® increased by 19% (13% in local currencies).
	o	Sales of Norditropin® increased by 16% (8% in local currencies).
	o	Sales in North America increased by 34% (18% in local currencies).
	o	Sales in International Operations increased by 21% (17% in local currencies).

•	Gross margin improved by 2.8 percentage points to 79.9% in the first six months of 2009, primarily reflecting continued productivity improvements and a positive currency impact of around 1.3 percentage points.

•	Reported operating profit increased by 39% to DKK 7,900 million. Adjusted for the impact from currencies and non-recurring costs in 2008 related to the discontinuation of all pulmonary delivery projects, underlying operating profit increased by more than 15%.

•	Net profit increased by 22% to DKK 5,690 million. Earnings per share (diluted) increased by 25% to DKK 9.32.

•	In a recently completed phase 3 study with approximately 650 people with type 2 diabetes comparing liraglutide (Victoza®) and sitagliptin, a DPP-IV inhibitor, blood glucose reductions and weight loss were statistically significantly higher with liraglutide 1.8 and 1.2 mg compared to sitagliptin. The safety profile of liraglutide in this study was comparable to the profile established in the previous clinical studies.

•	Novo Nordisk continues the constructive dialogue with the United States Food and Drug Administration (FDA) regarding the regulatory process for liraglutide, and formal feedback from the FDA is expected later this quarter.

•	For 2009, operating profit measured in local currencies is now expected to grow by 12–14% and reported operating profit growth to be around 4 percentage points higher than the operating profit growth in local currencies.

Lars Rebien Sørensen, president and CEO, said: “The performance in the first half of 2009 is encouraging and we raise our guidance for underlying operating profit growth. We are very pleased that Victoza® is now launched in the United Kingdom, Germany and Denmark and we look forward to making Victoza® available to more people with type 2 diabetes.”

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 1 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Financial highlights for the first six months of 2009

The present interim financial report for the first six months of 2009 has been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by IASB and adopted by the EU, and the additional Danish disclosure requirements applying to listed companies’ interim reports. The interim financial report has not been audited. See ‘Accounting policies’ in appendix 7 for further information.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			H1 2008
Profit and loss	H1 2009	H1 2008	to H1 2009

Sales	25,499	21,724	17%
Gross profit	20,381	16,757	22%

Gross margin	79.9%	77.1%

Sales and distribution costs	7,681	6,153	25%

Percent of sales	30.1%	28.3%

Research and development costs	3,593	3,838	(6%)
– hereof discontinuation costs for pulmonary diabetes projects	-	375	-
Percent of sales	14.1%	17.7%
Percent of sales adjusted for pulmonary diabetes projects	14.1%	15.9%

Administrative expenses	1,372	1,253	9%
Percent of sales	5.4%	5.8%

Licence fees and other operating income (net)	165	162	2%
Operating profit	7,900	5,675	39%

Operating margin	31.0%	26.1%

Net financials	(511)	444	-
Profit before tax	7,389	6,119	21%

Net profit	5,690	4,651	22%

Net profit margin	22.3%	21.4%

Other key numbers

Depreciation, amortisation and impairment losses	1,140	1,130	1%
Capital expenditure	970	542	79%
Cash flow from operating activities	6,756	5,986	13%
Free cash flow	5,688	5,384	6%
Total assets	51,246	48,478	6%
Equity	34,086	33,046	3%

Equity ratio	66.5%	68.2%

Average number of shares outstanding (million) – diluted	610.3	624.9	(2%)
Diluted earnings per share (in DKK)	9.32	7.44	25%
Full-time employees at the end of the period	27,998	26,060	7%

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 2 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments
Sales increased by 17% in Danish kroner and by 11% measured in local currencies. Growth was realised within both diabetes care and biopharmaceuticals, the primary growth contribution originated from the modern insulins and NovoSeven®.

	Sales	Growth	Growth	Share of
	H1 2009	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Modern insulins	10,404	31%	25%	82%
– NovoRapid®	4,739	32%	24%	36%
– NovoMix®	3,203	23%	18%	20%
– Levemir®	2,462	42%	36%	26%
Human insulins	5,883	0%	(6%)	(14%)
Protein-related products	976	8%	3%	1%
Oral antidiabetic products	1,366	22%	14%	6%
Diabetes care – total	18,629	18%	11%	75%

The biopharmaceuticals segment
NovoSeven®	3,679	19%	13%	17%
Norditropin®	2,156	16%	8%	6%
Other products	1,035	12%	5%	2%
Biopharmaceuticals – total	6,870	17%	10%	25%

Total sales	25,499	17%	11%	100%

Sales development by regions
In the first six months of 2009, sales growth was realised in all regions. North America was the main contributor with 50% share of growth measured in local currencies. International Operations and Europe contributed 30% and 19%, respectively, of the total sales growth.

Diabetes care
Sales of diabetes care products increased by 18% measured in Danish kroner to DKK 18,629 million and by 11% in local currencies compared with the first six months of 2008.

Modern insulins, human insulins and protein-related products
In the first six months of 2009, sales of modern insulins, human insulins and protein-related products increased by 17% in Danish kroner to DKK 17,263 million and by 11% measured in local currencies compared with the same period last year, driven by North America and International Operations. Novo Nordisk continues to be the global leader with 51% of the total insulin market and 45% of the modern insulin market, both measured by volume.

The portfolio of modern insulins is the main contributor to growth and increased by 31% in Danish kroner to DKK 10,404 million and by 25% in local currencies compared with the first six months of 2008. All regions realised solid growth rates, with North America accounting for more than half of the growth followed by Europe and International Operations. Sales of modern insulins now constitute 64% of Novo Nordisk’s sales of insulin.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 3 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

North America
Sales in North America increased by 41% in Danish kroner and by 24% in local currencies in the first six months of 2009, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 41% of the total insulin market and 33% of the modern insulin market, both measured by volume. Currently, around 39% of Novo Nordisk’s modern insulin volume in the US is being sold in FlexPen®.

Europe
Sales in Europe decreased by 2% measured in Danish kroner and increased by 3% in local currencies, reflecting continued progress for the portfolio of modern insulins but also declining human insulin sales. Novo Nordisk holds 55% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market. The device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume being administered in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales within International Operations increased by 21% in Danish kroner and by 16% in local currencies. The main contributor to growth in the first six months of 2009 was sales of modern insulins, primarily in China and Turkey. Furthermore, sales of human insulin, driven by China, continue to add to overall growth in the region. The device penetration in China is high with more than 90% of Novo Nordisk’s insulin volume administered in devices, primarily NovoPen®.

Japan & Oceania
Sales in Japan & Oceania increased by 19% measured in Danish kroner and decreased by 1% in local currencies. The sales development reflects sales growth for all three modern insulins, NovoRapid®, NovoRapid Mix® 30 and Levemir®, countered by pressure on the overall Novo Nordisk market share due to intense competition. Novo Nordisk holds 69% of the total insulin market in Japan and 61% of the modern insulin market, both measured by volume. The device penetration in Japan remains high with more than 95% of Novo Nordisk’s insulin volume being administered in devices, primarily NovoPen® and FlexPen®.

Oral antidiabetic products (NovoNorm®/Prandin®)
In the first six months of 2009, sales of oral antidiabetic products increased by 22% in Danish kroner to DKK 1,366 million and by 14% in local currencies compared with the same period in 2008. Sales development is positively impacted by timing of sales in 2008 in China.

Biopharmaceuticals
In the first six months of 2009, sales of biopharmaceutical products increased by 17% measured in Danish kroner to DKK 6,870 million and by 10% measured in local currencies compared with the first six months of 2008.

NovoSeven®
Sales of NovoSeven® increased by 19% in Danish kroner to DKK 3,679 million and by 13% in local currencies compared with the first six months of 2008. Sales growth for NovoSeven® was primarily realised in Europe and International Operations. The sales growth for NovoSeven® primarily reflected increased sales within the congenital bleeding disorder segments. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 4 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Norditropin®
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 16% measured in Danish kroner to DKK 2,156 million and by 8% measured in local currencies compared with the first six months of 2008. North America and Europe were the main contributors to growth measured in local currencies. Novo Nordisk is still the second-largest company in the global growth hormone market with 25% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 12% in Danish kroner to DKK 1,035 million and by 5% in local currencies. This development primarily reflects continued sales progress for Vagifem®, a topical oestrogen product, countered by generic competition in the US for Activella® (Activelle® outside the US), Novo Nordisk’s continuous-combined HRT product. The low-dose version of Activelle® was launched in Europe in April 2009 and has been available in the US since 2007.

Costs, licence fees and other operating income
The gross margin increased to 79.9% compared with 77.1% in the same period of 2008. This improvement reflects improved production efficiency, higher average selling prices in the US and a positive product mix effect. The gross margin was positively impacted by around 1.3 percentage points from a positive currency development, primarily the higher value of the US dollar and the Japanese yen versus the Danish krone compared with the first six months of 2008.

In the first six months of 2009, total non-production-related costs increased by 12% to DKK 12,646 million compared with the same period last year. Close to half of the increase in non-production-related costs, or around 6 percentage points, reflects the higher value of key currencies versus the Danish krone in the first six months of 2009 compared with the first six months of 2008. The underlying development in non-production-related costs relates to the expanded sales force in especially the US, UK, Germany and China countered by lower research and development costs, primarily reflecting the timing of phase 3 clinical trial programmes as well as the non-recurring costs of DKK 375 million in the first six months of 2008 related to the discontinuation of pulmonary diabetes projects.

Licence fees and other operating income were DKK 165 million in the first six months of 2009 compared with DKK 162 million in the same period of 2008.

Net financials
Net financials showed a net expense of DKK 511 million in the first six months of 2009 compared with a net income of DKK 444 million in the same period of 2008.

For the first six months of 2009, the foreign exchange result was an expense of DKK 501 million compared with an income of DKK 474 million in the first six months of 2008. This development reflects losses on foreign exchange hedging of especially US dollars and Japanese yen due to the significant appreciation of these currencies versus Danish kroner in the first six months of 2009 compared to the exchange rate level prevailing in 2008. The market value of foreign exchange hedging contracts for future income recognition is now positive with a loss of approximately DKK 300 million expected to be recognised as an expense in the second half of 2009, and an income of approximately DKK 500 million to be recognised in 2010.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 5 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Included in net financials is the result from associated companies with an expense of DKK 46 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc. In the same period of 2008, the result from associated companies was an expense of DKK 70 million.

Outlook 2009
The current expectations for 2009 are summarised and compared to the previous expectations in the table below (changes highlighted in bold and italic):

Expectations are as reported, if not	Current expectations	Previous expectations
otherwise stated	6 August 2009	30 April 2009

Sales growth
- in local currencies	At the level of 10%	At the level of 10%
- as reported	Around 2 percentage points	Around 4.5 percentage points
	higher	higher

Operating profit growth
- in local currencies	12–14%	At least 10%
- as reported	Around 4 percentage points	Around 8 percentage points
	higher	higher

Net financial expense	Around DKK 900 million	Around DKK 1.5 billion

Effective tax rate	Approximately 23%	Approximately 23%

Capital expenditure	Around DKK 3 billion	Around DKK 3 billion

Depreciation, amortisation and
impairment losses	Around DKK 2.6 billion	Around DKK 2.6 billion

Free cash flow	More than DKK 10 billion	Around DKK 10 billion

Novo Nordisk still expects sales growth in 2009 at the level of 10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals as well as expectations of continued intense competition during 2009. Given the current level of exchange rates versus Danish kroner, the reported sales growth is now expected to be around 2 percentage points higher than the growth rate measured in local currencies.

For 2009, growth in operating profit is now expected to be 12–14% measured in local currencies. The increase reflects a reduction in the expected level of research and development costs for 2009 due to timing of phase 3 clinical trial programmes. Furthermore, the forecast is based on assumptions of a continuous improvement of the gross margin and increased spending for sales and distribution relative to sales due to the increase in Novo Nordisk’s global sales force. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is now expected to be around 4 percentage points higher than the growth rate measured in local currencies.

For 2009, Novo Nordisk now expects a net financial expense of around DKK 900 million. The current expectation reflects significant foreign exchange hedging losses, primarily related to the US dollar and the Japanese yen.

The effective tax rate for 2009 is still expected to be around 23%.

Capital expenditure is still expected to be around DKK 3 billion in 2009. Expectations for depreciations, amortisation and impairment losses of around DKK 2.6 billion are

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 6 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

unchanged, whereas free cash flow is now expected to be more than DKK 10 billion, reflecting slightly higher expectations for net profit.

All of the above expectations are based on the assumption that the global economic downturn will not significantly change the business environment for Novo Nordisk during the remaining part of 2009. In addition, the above expectations are provided that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone for the rest of 2009 (see appendix 6). Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the below table.

Key invoicing	Annual impact on Novo Nordisk’s	Hedging period
currencies	operating profit of a 5%	(months)
	movement in currency
USD	DKK 530 million	15
JPY	DKK 150 million	15
GBP	DKK 80 million	13
CNY	DKK 80 million	15*
CAD	DKK 40 million	7

*USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care

As announced on 3 July, the European Commission has granted marketing authorisation for Victoza® for the treatment of type 2 diabetes in adults. The authorisation covers all 27 European Union member states. Victoza® is the brand name approved in Europe for liraglutide, the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. The marketing authorisation covers treatment in combination with metformin or a sulphonylurea in patients with insufficient glycaemic control despite maximal tolerated dose of monotherapy with these agents. Furthermore, the authorisation covers combination treatment with metformin and a sulphonylurea or metformin and a thiazolidinedione in patients with insufficient glycaemic control despite these dual therapies. In the beginning of July, Novo Nordisk launched Victoza® in the UK, Germany and Denmark and expects to launch Victoza® in more European markets during the second half of 2009 and throughout 2010.

In the US, Novo Nordisk continues the constructive dialogue with the United States Food and Drug Administration regarding the regulatory process for liraglutide. Novo Nordisk expects to receive formal feedback from the FDA for liraglutide later this quarter.

In a recently completed study, the effect of liraglutide was compared to sitagliptin, both administered as add-on to metformin in people with type 2 diabetes. The study was a 26-week, randomised, open-label, multinational trial in which daily doses of 1.2 and 1.8 mg of liraglutide were compared to 100 mg sitagliptin. The trial enrolled approximately 650 people with type 2 diabetes failing to reach an HbA1c level of below 7.5% after daily treatment with at least 1500 mg of metformin. From a baseline of around 8.5%, HbA1c decreased by

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 7 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

approximately 1.5 percentage points in the 1.8 mg liraglutide treatment arm and 1.2 percentage points in the 1.2 mg liraglutide treatment arm, compared to 0.9 percentage points in the sitagliptin treatment arm. The ADA HbA1c target of below 7% was reached in approximately 55%, 40% and 20% of the patients in the 1.8 mg liraglutide, 1.2 mg liraglutide and sitagliptin treatment arms, respectively. In the same groups, a weight loss of approximately 3.5 kg, 3 kg and 1 kg was found, respectively. All the above differences were statistically significant, in favour of both doses of liraglutide compared to sitagliptin. The safety profile of liraglutide in this study was comparable to the profile established in the previous clinical studies.

At the annual meeting of the American Diabetes Association (ADA) held in New Orleans in June this year, Novo Nordisk presented the detailed two-year data with liraglutide in monotherapy (LEAD™ 3). The study investigated the efficacy and safety of two doses of liraglutide (1.2 mg and 1.8 mg) compared with glimepiride treatment in type 2 diabetes patients. The trial consisted of a 52-week randomised, double-blinded period followed by a one-year controlled open-label extension. Once-daily liraglutide, used as monotherapy, led to statistically significant and sustained reductions in blood glucose and body weight after two years of treatment. 58% of patients treated with liraglutide 1.8 mg once daily reached and maintained the ADA’s target of HbA1C less than 7%, versus 37% of patients treated with glimepiride 8 mg once daily. After two years of treatment with 1.8 mg of liraglutide, mean body weight decreased by 2.7 kg compared to an overall weight increase in the glimepiride group of 0.95 kg, a difference that was statistically significant. Importantly, minor hypoglycaemia was six times less frequent in the liraglutide treatment groups compared with the glimepiride group.

Furthermore, detailed results from the LEAD™ 6 study were presented at the ADA meeting and published in The Lancet in June 2009. The LEAD™ 6 study was a randomised, open-label study comparing the efficacy and safety of once-daily liraglutide 1.8 mg to exenatide 10 µg, given twice daily, for 26 weeks. The study showed that liraglutide treatment led to statistically significantly greater lowering of blood glucose than exenatide treatment and that liraglutide was associated with less persistent nausea than exenatide. In two subsequent trial extensions, of 14 and 38 weeks’ duration respectively, the efficacy and safety of longer-term treatment with liraglutide has been investigated as well as the impact of switching from exenatide to liraglutide treatment. New data from the recently completed 38-week extension showed that patients are largely able to maintain the achieved reduction in the blood glucose levels as well as body weight. Moreover, the extensions of the LEAD™ 6 study confirmed the established safety and tolerability profile of liraglutide during longer-term treatment.

With regard to the liraglutide phase 3 programme for the treatment of obesity, the first of three phase 3 trials is progressing according to plans. The remaining two phase 3 trials are not expected to be initiated before Novo Nordisk has more clarity on the US regulatory process for liraglutide for the treatment of type 2 diabetes.

In July 2009, Novo Nordisk received marketing authorisation for Levemir® in China from the Chinese regulatory authorities (SFDA). Novo Nordisk expects to launch Levemir® in China in the beginning of 2010 and will thereby become the only company with a complete portfolio of modern insulins for people with diabetes in China.

The new generation of modern insulins, SIBA (soluble insulin basal analogue, NN1250) and SIAC (soluble insulin analogue combination, NN5401), are both expected to start phase 3 clinical trials in the third quarter this year. SIBA is a neutral, soluble, long-acting basal insulin developed to provide a duration of more than 24 hours and a flat and predictable profile. SIAC

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 8 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

is a neutral, soluble, fixed-combination of a long-acting basal insulin and a fast-acting insulin, without a need for resuspension. The trial programmes for the two insulins are named BEGIN™ and BOOST™, respectively. The large trial programme will be executed in waves and the primary endpoint will be changes in HbA1C with frequency of hypoglycaemia and other general safety measures as the most important secondary endpoints. In total, the BEGIN™ programme is expected to include around 7,000 patients whereas the BOOST™ programme is expected to include approximately 3,000 patients. The first wave of the BEGIN™ programme will include direct comparison with insulin glargine in insulin naïve type 2 diabetics as well as trials investigating the use of the new insulin in a basal-bolus treatment regimen for people with both type 1 and type 2 diabetes. For the BOOST™ programme, wave 1 will be a trial investigating the use of the new insulin compared to Levemir® in a basal-bolus treatment regimen in people with type 1 diabetes. As mentioned, the first wave of the two programmes is expected to be initiated in the third quarter of 2009, and the subsequent waves are expected to be initiated in the fourth quarter of 2009 and first half of 2010.

Biopharmaceuticals

In June 2009, at the Endocrine Society’s Annual Meeting in Washington DC, USA, results from the phase 2 study with the once-weekly growth hormone compound NNC126-0083 in adults with growth hormone deficiency (AGHD) were presented. The study included 32 patients that were randomised to one of three different doses of active treatment or placebo. The patients received weekly doses of growth hormone compound subcutaneously for three weeks. The study demonstrated a solid efficacy profile that allows for once-weekly administration of growth hormone. While the study did not involve a direct comparison to once-daily injected growth hormone, the results of the trial indicate an efficacy profile comparable to the efficacy of once-daily administered growth hormone seen in other trials, as measured by the IGF-1 blood levels achieved. IGF-1 release is a well-established biomarker of growth hormone effects. In addition, the compound was generally well tolerated. Novo Nordisk has now initiated a phase 2a single dose study in children with growth hormone deficiency (GHD) expected to enrol 32 individuals and results of this trial are expected in the beginning of 2010.

Within the area of haemostasis, Novo Nordisk has initiated a randomised, double-blinded, placebo-controlled, phase 2 trial with rFXIII in cardiac surgery. The aim of the trial is to investigate the safety and efficacy of rFXIII on transfusion needs in patients undergoing heart surgery. The trial is expected to enrol around 400 patients and results are expected early 2011.

The phase 1 trial with subcutaneous injection of rFVIIa has now been completed. While the study showed that subcutaneous dosing is possible, the bioavailability was lower than expected. Hence, Novo Nordisk has decided not to continue into phase 2 clinical development with this mode of administration for this compound and will instead focus on subcutaneous administration of a long-acting rFVIIa expected to enter clinical development this year.

In addition, Novo Nordisk expects to start phase 2 clinical development in the third quarter this year with the long-acting recombinant FVIIa derivative, NN7128, intended for prophylactic treatment of haemophilia patients with inhibitors. The phase 2 trial will involve around 24 patients and results are expected in 2011.

Furthermore, Novo Nordisk expects to start a phase 1 trial with a recombinant long-acting factor IX compound in the third quarter of 2009. The trial is expected to enrol around 20 patients in a dose-finding trial and the study is expected to be completed in mid-2010.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 9 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Finally, within the area of inflammation Novo Nordisk has initiated a phase 1 trial to evaluate the safety of single and multiple dosing of a novel monoclonal antibody in patients with rheumatoid arthritis. With this, Novo Nordisk now has a total of three projects in clinical development within inflammation.

Equity
Total equity was DKK 34,086 million at the end of the first six months of 2009, equal to 66.5% of total assets, compared with 65.2% at the end of 2008. Please refer to appendix 5 for further elaboration of changes in equity during the first six months of 2009.

Treasury shares and share repurchase programme
As per 5 August 2009, Novo Nordisk A/S and its wholly-owned affiliates owned 21,462,241 of its own B shares, corresponding to 3.5% of the total share capital. The reduced ownership of own shares reflects the cancellation of 14,000,000 B shares, which took place on 22 June 2009 following a decision at the Annual General Meeting earlier this year. After the legal implementation of the share capital reduction, Novo Nordisk’s share capital amounts to DKK 620,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 512,512,800.

In 2009, under the Safe Harbour rules Novo Nordisk has repurchased 10,670,182 B shares equal to a cash value of DKK 3.0 billion. The ongoing share repurchase programme of DKK 18.5 billion has today been increased by DKK 0.5 billion to DKK 19 billion, reflecting the improved outlook for free cash flow generation in 2009. Novo Nordisk still expects to finalise the share repurchase programme before the end of 2009. As a consequence Novo Nordisk now expects to repurchase B shares equal to a cash value of around DKK 6.5 billion in 2009 in total. In the period from 2006 to 2008 Novo Nordisk repurchased B shares equal to a cash value of DKK 12.5 billion in total.

Sustainability issues update

Sharing treatment best practices
Novo Nordisk has launched a Changing Diabetes® Barometer website, changingdiabetesbarometer.com, which shows the current state of diabetes and diabetes care in more than 70 countries and highlights areas where improvement is possible. The tool enables policy-makers and healthcare providers to measure progress and set priorities for action plans. Offering a set of indicators defined by international guidelines, the Changing Diabetes® Barometer increases transparency on the status of diabetes prevention and care with an aim to improve health outcomes and bring down total costs.

The Changing Diabetes® Barometer is a key element in Novo Nordisk’s contribution to implement the United Nations Declaration on Diabetes. It is a direct response to the need for robust measurements on the scale of diabetes and availability of metrics to track performance.

Green electricity for Novo Nordisk in Denmark
Supplies of green electricity to Novo Nordisk began in May 2009, as part of the company’s partnership agreement with its energy supplier in Denmark, DONG Energy, in which energy savings in the company’s operations are earmarked to purchase green energy. The electricity is produced at the newly inaugurated offshore wind farm, Horns Rev II. Projections are that

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Novo Nordisk will receive 80 – 100 million kWh during 2009, corresponding to a reduction of CO2 emissions of 40,000–50,000 tons in 2009.

Legal issues update

US hormone therapy litigation
As of 5 August 2009, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 53 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). A further 60 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Novo Nordisk does not have any court trials scheduled for 2009; currently the first court trial is expected in the first quarter of 2010. Novo Nordisk does not expect the pending claims to impact Novo Nordisk’s financial outlook.

Conference call details
At 13.00 CET today, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2008 and Form 20-F, both filed with the SEC in February 2009, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’project’, ’anticipate’, ’can’, ’intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-  statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperations in relation thereto,

-  statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials,

-  statements of future economic performance, future actions and outcome of contingencies such as legal proceedings, and

-  statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook 2009’, ‘Research and development update’, ‘Equity’ and ‘Legal issues update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this

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document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Managing Risks’ on pp 24–25 of the Annual Report 2008 available on the company’s website (novonordisk.com).

Unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 12 of 22

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Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim financial report and accounts of Novo Nordisk A/S for the first six months of 2009.

The interim financial report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim financial report and accounts is adequate. Furthermore, in our opinion the interim financial report and accounts include a fair view of the development and performance of the business and the financial position of the Group, as well as an overview of the material risks and uncertainties the Group faces.

Bagsværd 6 August 2009

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Henrik Gürtler	Johnny Henriksen	Pamela J Kirby

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 13 of 22

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Contacts for further information

Media:	Investors:
Mike Rulis	Mads Veggerby Lausten
Tel: (+45) 4442 3573	Tel: (+45) 4443 7919
E-mail: mike@novonordisk.com	E-mail: mlau@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
E-mail: krop@novonordisk.com

In North America:
Sean Clements	Hans Rommer
Tel: (+1) 609 514 8316	Tel: (+1) 609 919 7937
E-mail: secl@novonordisk.com	E-mail: hrmm@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 14 of 22

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Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

							% change
	2009		2008				Q2 2009 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2008

Sales	13,001	12,498	12,583	11,246	11,110	10,614	17%
Gross profit	10,391	9,990	10,047	8,640	8,556	8,201	21%
Gross margin	79.9%	79.9%	79.8%	76.8%	77.0%	77.3%
Sales and distribution costs	3,837	3,844	3,558	3,155	3,178	2,975	21%
Percent of sales	29.5%	30.8%	28.3%	28.1%	28.6%	28.0%
Research and development costs	1,849	1,744	2,439	1,579	1,980	1,858	(7%)
- Hereof costs related to AERx ®*	-	-	-	50	(155)	(220)
Percent of sales	14.2%	14.0%	19.4%	14.0%	17.8%	17.5%
Percent of sales (excl AERx ®* )	14.2%	14.0%	19.4%	14.5%	16.4%	15.4%
Administrative expenses	693	679	749	633	626	627	11%
Percent of sales	5.3%	5.4%	6.0%	5.6%	5.6%	5.9%
Licence fees and other operating income (net)	78	87	73	51	74	88	5%
Operating profit	4,090	3,810	3,374	3,324	2,846	2,829	44%
Operating margin	31.5%	30.5%	26.8%	29.6%	25.6%	26.7%
Operating profit (excl AERx®*)	4,090	3,810	3,374	3,274	3,001	3,049	36%
Operating margin (excl AERx ®* )	31.5%	30.5%	26.8%	29.1%	27.0%	28.7%
Share of profit/(loss) in associated companies	(11)	(35)	4	(58)	(3)	(67)	267%
Financial income	166	142	(82)	306	429	474	(61%)
Financial expenses	361	412	226	66	21	368	1619%
Profit before income taxes	3,884	3,505	3,070	3,506	3,251	2,868	19%
Net profit	2,991	2,699	2,330	2,664	2,471	2,180	21%
Depreciation, amortisation and impairment losses	533	607	752	560	567	563	(6%)
Capital expenditure	557	413	764	448	328	214	70%
Cash flow from operating activities	2,608	4,148	3,204	3,673	2,916	3,070	(11%)
Free cash flow	2,062	3,626	2,421	3,210	2,589	2,795	(20%)
Equity	34,086	31,345	32,979	32,173	33,046	31,251	3%
Total assets	51,246	50,205	50,603	48,990	48,478	47,534	6%
Equity ratio	66.5%	62.4%	65.2%	65.7%	68.2%	65.7%
Full-time employees at the end of the period	27,998	27,429	26,575	26,360	26,060	25,765	7%
Basic earnings per share (in DKK)	4.96	4.44	3.82	4.34	3.99	3.51	24%
Diluted earnings per share (in DKK)	4.91	4.41	3.80	4.30	3.96	3.48	24%
Average number of shares outstanding (million)	603.1	607.4	609.3	614.2	618.6	620.9	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	607.9	612.7	614.4	618.6	623.5	626.3	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	5,414	4,990	5,028	4,365	4,103	3,821	32%
Human insulins	2,879	3,004	3,093	2,806	2,966	2,939	(3%)
Protein-related sales	492	484	477	464	460	443	7%
Oral antidiabetic products (OAD)	675	691	602	671	478	640	41%
Diabetes care total	9,460	9,169	9,200	8,306	8,007	7,843	18%
NovoSeven®	1,874	1,805	1,774	1,534	1,648	1,440	14%
Norditropin®	1,122	1,034	1,060	941	986	878	14%
Hormone replacement therapy	435	409	442	394	391	385	11%
Other products	110	81	107	71	78	68	41%
Biopharmaceuticals total	3,541	3,329	3,383	2,940	3,103	2,771	14%
Sales by geographic regions:
Europe	4,375	4,195	4,453	4,305	4,400	4,061	(1%)
North America	4,710	4,532	4,478	3,759	3,467	3,450	36%
International Operations	2,532	2,513	2,186	2,074	2,069	2,096	22%
Japan & Oceania	1,384	1,258	1,466	1,108	1,174	1,007	18%
Segment operating profit:
Diabetes care	2,333	2,171	2,424	1,963	1,510	1,672	55%
Diabetes care (excl AERx®*)	2,333	2,171	2,424	1,913	1,665	1,892	40%
Biopharmaceuticals	1,757	1,639	950	1,361	1,336	1,157	32%

*) Costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 15 of 22

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Appendix 2: Income Statement

	H1	H1	Q2	Q2
DKK million	2009	2008	2009	2008

Sales	25,499	21,724	13,001	11,110
Cost of goods sold	5,118	4,967	2,610	2,554

Gross profit	20,381	16,757	10,391	8,556

Sales and distribution costs	7,681	6,153	3,837	3,178
Research and development costs	3,593	3,838	1,849	1,980
- hereof costs related to AERx ® *	-	(375)	-	(155)
Administrative expenses	1,372	1,253	693	626
Licence fees and other operating income (net)	165	162	78	74

Operating profit	7,900	5,675	4,090	2,846
Operating profit (excl AERx ® *)	7,900	6,050	4,090	3,001
Share of profit/(loss) in associated companies	(46)	(70)	(11)	(3)
Financial income	308	903	166	429
Financial expenses	773	389	361	21

Profit before income taxes	7,389	6,119	3,884	3,251

Income taxes	1,699	1,468	893	780

NET PROFIT	5,690	4,651	2,991	2,471

Basic earnings per share (DKK)	9.40	7.50	4.96	3.99
Diluted earnings per share (DKK)	9.32	7.44	4.91	3.96

Segment Information

Segment sales:
Diabetes care	18,629	15,850	9,460	8,007
Biopharmaceuticals	6,870	5,874	3,541	3,103

Segment operating profit**):
Diabetes care	4,504	3,182	2,333	1,510
Operating margin	24.2%	20.1%	24.7%	18.9%
Biopharmaceuticals	3,396	2,493	1,757	1,336
Operating margin	49.4%	42.4%	49.6%	43.1%

Total segment operating profit	7,900	5,675	4,090	2,846

Statement of comprehensive income

Net profit for the period	5,690	4,651	2,991	2,471
Other comprehensive income:
Exchange rate adjustment of investments in subsidiaries	328	124	165	233
Novo Nordisk share of equity recognised by associated companies	9	14	1	5
Deferred (gain)/loss on cash flow hedges at the beginning of
the year recognised in the Income statement for the period	333	(481)	220	(273)
Fair value adjustments on financial instruments	554	708	735	136
Tax on fair value adjustments on financial instruments	1	-	(3)	-
Other adjustments	(15)	12	(1)	50
Tax on other adjustments	(31)	-	(48)	-

Other comprehensive income for the period, net of tax	1,179	377	1,069	151
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	6,869	5,028	4,060	2,622

*) Excluding costs related to the discontinuation of AERx® and all other pulmonary diabetes projects.
**) Group financing (including financial expense and financial income) and income taxes are managed on a group basis and are not allocated to operating segments.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 16 of 22

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Appendix 3: Statement of financial position

DKK million	30 Jun 2009	31 Dec 2008

ASSETS
Intangible assets	911	788
Property, plant and equipment	18,760	18,639
Investments in associated companies	170	222
Deferred income tax assets	1,489	1,696
Other financial assets	189	194
TOTAL NON-CURRENT ASSETS	21,519	21,539

Inventories	9,900	9,611
Trade receivables	7,254	6,581
Tax receivables	717	1,010
Other receivables	1,902	1,704
Marketable securities and financial derivatives	1,091	1,377
Cash at bank and in hand	8,863	8,781
TOTAL CURRENT ASSETS	29,727	29,064

TOTAL ASSETS	51,246	50,603

EQUITY AND LIABILITIES
Share capital	620	634
Treasury shares	(20)	(26)
Retained earnings	33,369	33,433
Other comprehensive income	117	(1,062)
TOTAL EQUITY	34,086	32,979

Long-term debt	979	980
Deferred income tax liabilities	2,359	2,404
Provision for pensions	437	419
Other provisions	910	863

Total non-current liabilities	4,685	4,666

Short-term debt and financial derivatives	453	1,334
Trade payables	1,660	2,281
Tax payables	755	567
Other liabilities	6,723	5,853
Other provisions	2,884	2,923

Total current liabilities	12,475	12,958

TOTAL LIABILITIES	17,160	17,624

TOTAL EQUITY AND LIABILITIES	51,246	50,603

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 17 of 22

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Appendix 4: Statement of cash flows

DKK million	H1 2009	H1 2008

Net profit	5,690	4,651

Adjustment for non-cash items	2,785	3,121
Income taxes paid and net interest received	(872)	(930)

Cash flow before change in working capital	7,603	6,842

Net change in working capital	(847)	(856)

Cash flow from operating activities	6,756	5,986
Net investments in intangible assets and long-term financial assets	(116)	(230)
Capital expenditure for property, plant and equipment	(970)	(542)
Net change in marketable securities (maturity exceeding three months)	-	3
Received dividend	18	170

Net cash used in investing activities	(1,068)	(599)

Cash flow from financing activities	(5,866)	(4,233)

NET CASH FLOW	(178)	1,154

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	23	14

Net change in cash and cash equivalents	(155)	1,168

Cash and cash equivalents at the beginning of the year	8,726	4,617

Cash and cash equivalents at the end of the period	8,571	5,785

Bonds with original term to maturity exceeding three months	1,016	1,471
Undrawn committed credit facilities	7,447	7,458

FINANCIAL RESOURCES AT THE END OF THE PERIOD	17,034	14,714

Cash flow from operating activities	6,756	5,986
+ Net cash used in investing activities	(1,068)	(599)
- Net change in marketable securities (maturity exceeding three months)	-	3
FREE CASH FLOW	5,688	5,384

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 18 of 22

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Appendix 5: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ loss on cash flow hedges	Other adjustments	Total

H1 2009
Balance at the beginning of the period	634	(26)	33,433	(256)	(859)	53	32,979
Total comprehensive income for the period			5,690	328	888	(37)	6,869
Dividends			(3,650)				(3,650)
Share-based payment			104				104
Reduction of the B share capital	(14)	14					-
Purchase of treasury shares		(9)	(2,280)				(2,289)
Sale of treasury shares		1	72				73

Balance at the end of the period	620	(20)	33,369	72	29	16	34,086

At the end of the year proposed dividends (declared in 2009) of DKK 3,650 million (6.00 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ loss on cash flow hedges	Other adjustments	Total

H1 2008
Balance at the beginning of the period	647	(26)	30,661	209	678	13	32,182
Total comprehensive income for the period			4,651	124	227	26	5,028
Dividends			(2,795)				(2,795)
Share-based payment			69				69
Reduction of the B share capital	(13)	13					-
Purchase of treasury shares		(5)	(1,517)				(1,522)
Sale of treasury shares		1	83				84

Balance at the end of the period	634	(17)	31,152	333	905	39	33,046

At the end of the year proposed dividends (declared in 2008) of DKK 2,795 million (4.50 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 19 of 22

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Appendix 6: Assumptions for key currencies

DKK per 100	2008 average	YTD 2009 average	Current exchange rate
	exchange rates	exchange rates as of	as of 3 August 2009
		3 August 2009

USD	509	555	521

JPY	4.96	5.82	5.48

GBP	938	838	877

CNY	73	81	76

CAD	479	465	487

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 20 of 22

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Appendix 7: Accounting policies

The interim financial report for the first six months of 2009 has been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by IASB and adopted by the EU, and the additional Danish disclosure requirements applying to listed companies’ interim reports.

The following standards relevant to Novo Nordisk have been adopted by the EU and were implemented with effective date 1 January 2009 as described in the 2008 Annual Report:

•	IAS 1 (Revised) ‘Presentation of financial statements’.
•	IAS 23 (Amendment) ‘Borrowing costs’.
•	IFRS 2 (Amendment) ‘Share-based payment’.
•	IAS 28 (Amendment) ‘Investment in associates’ (and consequential amendments to IAS 32, ‘Financial Instruments: Disclosure and Presentation’.
•	IAS 36 (Amendment) ‘Impairment of assets’.
•	IAS 38 (Amendment) ‘Intangible assets’.
•	IAS 19 (Amendment) ‘Employee benefits’.
•	Minor amendments to IFRS 7, IAS 1, IAS 8, IAS 10, IAS 18, IAS 34 and IAS 39.
•	IFRIC 16 ‘Hedges of net investment in a foreign operation’.

The adoption of these standards has not affected recognition and measurement in Novo Nordisk’s interim financial report for the first six months of 2009. Except for the above-mentioned implemented standards, the interim financial report has been prepared using the same accounting policies as in the Annual Report for 2008.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 21 of 22

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Appendix 8: Quarterly numbers in EUR

(Supplementary information)

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding).
Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

							% change
	2009			2008			Q2 2009 vs
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2008

Sales	1,746	1,677	1,688	1,508	1,489	1,424	17%
Gross profit	1,395	1,341	1,348	1,159	1,147	1,100	21%
Gross margin	79.9%	79.9%	79.8%	76.8%	77.0%	77.3%
Sales and distribution costs	515	516	478	423	426	399	21%
Percent of sales	29.5%	30.8%	28.3%	28.1%	28.6%	28.0%
Research and development costs	248	234	327	211	266	249	(7%)
- Hereof costs related to AERx ®*	-	-	-	7	(20)	(30)
Percent of sales	14.2%	14.0%	19.4%	14.0%	17.8%	17.5%
Percent of sales (excl AERx ®* )	14.2%	14.0%	19.4%	14.4%	16.4%	15.4%
Administrative expenses	93	91	100	85	84	84	11%
Percent of sales	5.3%	5.4%	6.0%	5.6%	5.6%	5.9%
Licence fees and other operating income (net)	10	12	10	7	10	12	5%
Operating profit	549	512	453	446	381	380	44%
Operating margin	31.5%	30.5%	26.8%	29.6%	25.6%	26.7%
Operating profit (excl AERx®*)	549	512	453	439	401	410	36%
Operating margin (excl AERx ®* )	31.5%	30.5%	26.8%	29.1%	27.0%	28.7%
Share of profit/(loss) in associated companies	(1)	(5)	2	(8)	0	(9)	267%
Financial income	22	19	8	41	57	64	(61%)
Financial expenses	49	55	50	9	3	49	1619%
Profit before income taxes	521	471	413	470	436	385	19%
Net profit	402	362	313	357	332	292	21%
Depreciation, amortisation and impairment losses	72	81	101	75	76	76	(6%)
Capital expenditure	75	55	102	60	44	29	70%
Cash flow from operating activities	350	557	429	492	391	412	(11%)
Free cash flow	277	487	325	430	347	375	(20%)
Equity	4,577	4,208	4,426	4,312	4,431	4,191	3%
Total assets	6,881	6,741	6,792	6,566	6,500	6,375	6%
Equity ratio	66.5%	62.4%	65.2%	65.7%	68.2%	65.7%
Full-time employees at the end of the period	27,998	27,429	26,575	26,360	26,060	25,765	7%
Basic earnings per share (in EUR)	0.66	0.60	0.51	0.58	0.54	0.47	24%
Diluted earnings per share (in EUR)	0.66	0.59	0.51	0.57	0.53	0.47	24%
Average number of shares outstanding (million)	603.1	607.4	609.3	614.2	618.6	620.9	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	607.9	612.7	614.4	618.6	623.5	626.3	(3%)
Sales by business segments:
Modern insulins (insulin analogues)	727	670	675	585	550	513	32%
Human insulins	387	403	415	376	398	394	(3%)
Protein-related sales	66	65	64	62	62	59	7%
Oral antidiabetic products (OAD)	90	93	81	90	64	86	41%
Diabetes care total	1,270	1,231	1,235	1,113	1,074	1,052	18%
NovoSeven®	252	242	238	206	221	193	14%
Norditropin®	150	139	142	126	132	118	14%
Hormone replacement therapy	58	55	59	53	52	52	11%
Other products	16	10	14	9	11	9	41%
Biopharmaceuticals total	476	446	453	394	416	372	14%
Sales by geographic regions:
Europe	587	563	597	577	590	545	(1%)
North America	633	608	601	504	465	463	36%
International Operations	340	337	293	278	278	281	22%
Japan & Oceania	186	169	197	149	157	135	18%
Segment operating profit:
Diabetes care	314	291	325	263	203	224	55%
Diabetes care (excl AERx®*)	314	291	325	256	223	254	40%
Biopharmaceuticals	235	221	127	183	179	155	32%

*) Costs related to the discontinuation of all pulmonary diabetes projects.

Company Announcement no 46 / 2009 Interim financial report for the period 1 January 2009 to 30 June 2009	Page 22 of 22

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: AUGUST 7, 2009	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer